Amended

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS



SEC 13031718 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III /A

SEC FILE NUMBER
8- 46836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gather Drive, Suite S
(No. and Street)

Mount Laurel (City) NJ (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goble, Portiz, Mishkin, LLP
(Name – *if individual, state last, first, middle name*)

323 Norristown Road (Address) Spring House (City) PA (State) 19477 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A. Beirigo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAFG RIA Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of Feb 2013

Notary Public

Signature

President

Title

NOTARIAL SEAL
BARRY J LEVIN
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Aug 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin
Charles D. Lyons

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MAFG RIA Services, Inc.

We have audited the accompanying financial statements MAFG RIA Services, Inc. (a New Jersey S Corporation), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Gable Peritz Mishkin, LLP

February 18, 2013

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

MAFG RIA SERVICES, INC.

DECEMBER 31, 2012

CONTENTS

	Page
Independent auditors' report	1-2
Financial statements:	
Statement of financial condition	3
Statement of income	4
Statement of changes in stockholder's equity	5
Statement of changes in liabilities subordinated to claims of general creditors	6
Statement of cash flows	7
Notes to financial statements	8-10
Supplementary information:	
Schedule I	11-12



Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin
Charles D. Lyons

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MAFG RIA Services, Inc.

We have audited the accompanying financial statements MAFG RIA Services, Inc. (a New Jersey S Corporation), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Gable Peritz Mishkin, LLP

February 18, 2013

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 16,380	
Deposit with clearing organization	20	
Receivables from non-customers	40,025	
Due from affiliate	231,072	
Total assets		$ 287,497

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 6,000	
Liabilities subordinated to claims of general creditors	150,000	
Total liabilities		$ 156,000
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Retained earnings	126,497	
Total stockholder's equity		131,497
Total liabilities and stockholder's equity		$ 287,497

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	
Fees	$ 103,434
Commissions	2,384
Interest	501
	106,319
Expenses	
Management administrative service fee	60,000
Dues and subscriptions	240
Licenses and fees	6,814
Professional fees	5,250
Interest	12,750
Insurance	4,422
Taxes - other	750
	90,226
Net income	$ 16,093

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1	$ 1	$ 4,999	$ 110,404	$ 115,404
Net income	-	-	16,093	16,093
Balance, December 31	$ 1	$ 4,999	$ 126,497	$ 131,497

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Liabilities subordinated to claims of general creditors - January 1, 2012	$ 150,000
Changes	-
Liabilities subordinated to claims of general creditors - December 31, 2012	$ 150,000

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net income	$ 16,093	
(Increase) decrease in assets		
Deposit with clearing organization	140	
Receivables from non-customers	(14,211)	
Net cash provided by operating activities		$ 2,022
Cash flows from investing activities		
Net advances and repayments of due from affiliate		(6,401)
Net decrease in cash		(4,379)
Cash, January 1		20,759
Cash, December 31		$ 16,380
Supplementary disclosure of cash flow information:		
Cash paid for the period for:		
Interest		$ 12,750

See accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a wholly-owned subsidiary of MAFG, Inc. ("the Parent Company"). The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Cash balances with each bank in excess of $250,000 in interest-bearing transaction accounts exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable limits. Effective January 1, 2013, the FDIC insures up to $250,000 for all cash deposits in each bank.

Date of Management Evaluation of Subsequent Events

Management has evaluated subsequent events through February 18, 2013, the date on which the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables from Non-Customers

Receivables from non-customers are recognized and carried at original invoice. Management closely monitors outstanding balances and account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have off-balance-sheet credit exposure related to the receivables. Based on management's assessment, the Company has determined that an allowance for uncollectible accounts is not necessary at December 31, 2012.

There was no bad debt expense charged to operations for the year ended December 31, 2012.

1. Summary of Significant Accounting Policies (Cont'd.)

Income taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder of Company's parent on his tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. The amount is included in taxes - other.

The Company files income tax returns in the United States federal jurisdiction, and various state jurisdictions. Generally, the Company is no longer subject to federal, state and local income tax examinations by these jurisdictions for tax years ended before 2009.

The Company applied the provisions of Accounting Standards Codification ("ASC") 740 regarding uncertain tax positions as they relate to pass-through entities. The Company has determined that there is no material impact on the financial statements.

2. Deposit with Clearing Organization

The Company has $20 on deposit with a broker-dealer clearing organization at December 31, 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $10,380, which was $5,380 in excess of its required net capital of $5,000. The Company's net capital ratio was .58 to 1.

4. Exemptive Provision

The Company claims an exemption under (k)(1) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2016. Interest expense for the year ended December 31, 2012 was $12,750.

6. Related Party Transactions

The Company paid management fees of $60,000 to an affiliate for management advisory, consulting and administrative support services provided for the year ended December 31, 2012.

Due from affiliate represents advances made to the Parent Company. The balance was $231,072 at December 31, 2012. The note has no fixed repayment schedule and is due on demand. Interest is charged at the Applicable Federal Rate. Interest income for the year ended December 31, 2012 was $501.

SUPPLEMENTARY INFORMATION

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL

Stockholder's equity qualified for net capital	$ 131,497
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	150,000
Total capital and allowable subordinated liabilities	281,497
Deductions:	
Non-allowable assets	
Deposit with clearing organization	20
Receivables from non-customers	40,025
Due from affiliate	231,072
	271,117
	$ 10,380

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital at 1,500%	4,380
Excess net capital at 1,000%	4,380
Ratio: Aggregate indebtedness to net capital	.58 to 1

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 11,880
Audit adjustments	
Accrual of additional expenses	1,500
Net capital per above	$ 10,380



Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin
Charles D. Lyons

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 15
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gable Peritz Mishkin, LLP

February 18, 2013